# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alps Group Inc, CIK 0002025774
CUSIP: G0231P108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Unit E-18-01, Level 18, Icon Tower(East), ICON TOWER (EAST), NO.1,JALAN 1/68F,, KUALA LUMPUR, Malaysia (N8), 50400
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002091813

## Reporting persons
- Lim Kuang Sia: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 17,171,873; shared voting power 0; sole dispositive power 17,171,873; shared dispositive power 0; aggregate amount beneficially owned 17,171,873 (10.32% of the class)

## Item 1. Issuer
Name of issuer: Alps Group Inc
Address of issuer's principal executive offices: Unit E-18-01, Level 18, Icon Tower(East), No. 1, Jalan 1/68F, Jalan Tun Razak, Kuala Lumpur, N8, 50400

## Item 2. Person Filing
Name of person filing: Kuang Sia Lim
Address of principal business office or, if none, residence: UNIT E-18-01 & E-18-02 LEVEL 18, ICON TOWER (EAST WING), NO 1 JALAN 1/68F, Kuala Lumpur, Wilayah Persekutuan, Malaysia.
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 17,171,873
Percent of class: 10.32%
Sole power to vote or to direct the vote: 17,171,873
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,171,873
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lim Kuang Sia: /s/ Lim Kuang Sia, Lim Kuang Sia (11/03/2025)